UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                              Patron Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   855905 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Arthur Wirth
                        c/o Talro Insurance Agency, Inc.
                            4900 West Belmont Avenue
                                Chicago, IL 60641
                                 (773) 744-7573
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 855905 10 5                                          PAGE 2 OF 5 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ARTHUR WIRTH
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                1,068,500
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              1,068,500
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,068,500
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           7.4%*
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

* Based on 14,462,260 shares of the Issuer's common stock oustanding as of November 13, 2006.

                                                               PAGE 3 OF 5 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Patron Systems, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The principal executive offices of the Company are located at 5775 Flatiron Parkway, Suite 230, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      This  statement  is  hereby  filed  by  Arthur  Wirth  (the  "Reporting
         Person").

(b) The business address of the Reporting Person is 4900 West Belmont Avenue, Chicago, IL 60641.

(c) The present principal occupation of the Reporting Person is Vice President of Talro Insurance Agency, Inc.

(d) During the last five years, the Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person paid for these shares out of his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Common Stock for investment. The Reporting Person may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting person to increase or decrease holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price per share of the Common Stock, the terms and conditions related to the purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Person and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of Common Stock depending on those and other considerations.

         Other than as described in this Schedule 13D, the Reporting Person has no plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

                                                               PAGE 4 OF 5 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

a. For the purposes of this statement, the Reporting Person is reporting herein that as of January 16, 2007, the Reporting Person was the beneficial owner of 1,068,500 (or approximately 7.4%) of the Issuer's common stock.

b. For the purposes of this statement, the Reporting Person is reporting herein that as of January 16, 2007, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,068,500 (or approximately 7.4%) of the Issuer's common stock.

c. As of January 16, 2007, and within the sixty day period prior thereto, the following transactions involving the Issuer's equity securities had been engaged in by the Reporting Person:

         Transaction Date       Shares Purchased
         ----------------       ----------------
         January 10, 2007           10,466
         January 11, 2007           89,534
         January 12, 2007          200,000
         January 16, 2007          475,000

d. As of January 16, 2007, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

e.       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

                                                               PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                       Arthur Wirth, an individual

Dated: May 2, 2007                     /s/ Arthur Wirth
                                       -----------------------------------------